MDS Reports First Quarter 2007 Results

MDS Completes Transition to Global Life Sciences Company

Toronto, Canada, March 8, 2007 - MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of products and services to the global life sciences markets, today reported its first quarter 2007 results. With the announcement of its intention to acquire Molecular Devices Corporation and the closing of the sale of its laboratory services business and the subsequent launch of its C$500 million share buyback, MDS begins a new chapter in the Company’s history.

Beginning with the current quarter, the Company has adopted the US dollar as its reporting currency. Further details on the translation method of previously reported periods can be found in the MD&A. All amounts unless otherwise stated are in US dollars.

Quarterly Highlights

For the quarter, MDS’s revenues, adjusted EBITDA and reported EPS were
$250 million, $32 million and $0.10, respectively. Adjusted EPS was $0.05 versus $0.14 last year.

•	4% organic revenue growth
•	Adjusted EBITDA of $32 million, down from $38 million last year
•	St. Laurent FDA related review costs were $4 million
•	Announced the intention to acquire Molecular Devices Corporation for $615 million
•	Subsequent to the quarter announced the close of the MDS Diagnostic Services transaction and launched the C$500 million share buyback.

“I am pleased with the results of our first quarter, particularly in light of the challenging year over year comparisons in our isotopes business and the costs associated with our FDA issues. I am encouraged by the path that the FDA has laid out for us to conclude the bioanalytical issue in Montreal and by the positive momentum we are seeing in other parts of the MDS Pharma Services business and look forward to continued improvements as we move through 2007,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc.

MDS Reports First Quarter 2007 Financial Results

Operating Segment Results

MDS Pharma Services
			% Change
($ millions)	Q1 2007	Q1 2006	Reported	Organic
Revenue: Early-stage Late-stage	$66 55	$67 44	(1%) 25%	(4%) 23%
	$121	$111	9%	7%
Adjusted EBITDA:
	$$1	$3	(67%)	(49%)
%	-	3%	n/a	n/a

MDS Pharma Services’ performance began to show signs of improvement with an $8 million improvement in adjusted EBITDA relative to the fourth quarter of 2006. For the first quarter, revenue increased 9% on a reported basis over the same period last year. The revenue growth was driven by 25% revenue growth in our late-stage businesses. There was continued softness in our bioanalytical and early clinical research services business. Backlog at the end of the first quarter was $450 million, up 5% over the fourth quarter of 2006 and up 22% year-over-year. In the quarter, MDS continued a 300 bed expansion of its Phoenix early clinical research facility, which is expected to open mid-2007.

In January, the FDA outlined a path that should enable MDS Pharma Services and its customers to bring closure to issues associated with bioanalytical studies conducted in our St. Laurent and Blainville facilities. As a result, MDS has terminated the five-year retrospective review and has redirected efforts to supporting clients with independent audit activities. In the quarter, MDS Pharma Services incurred $3 million in costs related to this effort.

MDS Pharma Services continued to take steps to improve the overall performance of the business focusing on improved project selection and pricing, site and process optimization, and productivity initiatives. During the quarter, the Company completed its closure of the phase one clinic in New Orleans, sold a local Spanish clinical development business and completed negotiations for the February 1, 2007 sale of an early clinical business in Hamburg.

MDS Nordion
			% Change
($ millions)	Q1 2007	Q1 2006	Reported	Organic
Revenue	$67	$70	(4%)	(3%)
Adjusted EBITDA:
	$$21	$24	(12%)	(5%)
%	31%	34%	n/a	n/a

MDS Nordion revenue for the first quarter was $67 million, down 4% on a reported basis compared to the prior year. Strong revenues were generated by cobalt shipments and TheraSphere®. These revenues did not offset the decline in cardiac imaging revenues over 2006 when we benefited from a competitor’s inability to ship product. Adjusted EBITDA was $21 million.

During the quarter MDS Nordion announced a number of developments related to its TheraSphere® product, including FDA approval as a humanitarian use device, for TheraSphere® to treat primary liver cancer patients with portal vein thrombosis. As well, the Company began treating patients with TheraSphere® in India and in four European centres of excellence.

MDS Sciex
			% Change
($ millions)	Q1 2007	Q1 2006	Reported	Organic
Revenue	$62	$61	2%	4%
Adjusted EBITDA:
	$$15	$16	(6%)	8%
%	24%	26%	n/a	n/a

MDS Sciex revenue for the first quarter grew 2% on a reported basis year-over-year, led by solid performance in our high-end triple quad products as well as growth in the markets for our products in India, China and Europe. End-user revenues in the markets served by our joint ventures grew 10% in the quarter. The API 4000, API 5000, 4800 and the new products for the applied markets continued to perform well. Adjusted EBITDA of $15 million was down 6% reported, up 8% organically, over the same period last year. In the quarter, MDS Sciex launched the Amino Acid 20/20 Analyzer, a new laboratory system that employs mass spec in the analysis of amino acids.

Corporate

After the quarter, MDS announced the appointment of Doug Prince as Executive Vice-President Finance and Chief Financial Officer for the Company. Doug joins MDS after an extensive financial and operations management career with PerkinElmer and General Electric. He will join MDS effective March 12, 2007.

The use of non-GAAP measures section in the MD&A outlines the definition of the terms ‘organic’ and ‘adjusted’ as used to reflect the operating performance of the Company. We use certain non-GAAP measures so that readers have a better understanding of the significant events and transactions that have had an impact on our results. We provide a reconciliation of these non-GAAP measures to our GAAP financial results in the accompanying MD&A.

Conference Call
MDS will be holding a conference call today at 10:00 am (EST) to discuss the fourth quarter results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

Annual and Special Meeting
MDS will be holding its annual and special shareholders meeting today for shareholders of record at 4:00 pm EST in Toronto. The AGM will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,600 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

MDS Forward Looking Statement
This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:
Investor Inquiries
Sharon Mathers
Vice-President, Investor Relations and External Communications
416-675-6777 ext. 34721
sharon.mathers@mdsinc.com

Media Inquiries
Catherine Melville
Director, External Communications
416-675-6777 ext. 32265
catherine.melville@mdsinc.com

Management's Discussion and Analysis
March 7, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2007 and its financial position as at January 31, 2007. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.edgar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations. These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a sufficient quantity of raw materials, particularly cobalt; a reliable source of supply of critical nuclear isotopes; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures
In this MD&A we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term “organic” to describe the results presented in this way. To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

The majority of MDS Sciex’s business is conducted through joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures but which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report our share of revenues from the joint ventures and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of adjusted EBITDA growth for MDS Sciex, in addition to the organic growth of our revenues, we also report growth in end-user revenues, which reflects the reported growth of the overall worldwide business associated with the sale of our products and from which we share in the revenues.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Tabular amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued operations
All financial references in this document exclude those businesses that we consider to be discontinued. Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source). All financial references for the prior year have been restated to reflect this treatment. From the amounts reported in our first quarter 2006 interim report, revenues for 2006 have been reduced by $71 million and income from continuing operations has been reduced by $15 million.

Change in reporting currency to US dollars
MDS has historically measured and presented its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Effective November 1, 2006, we adopted the US dollar as our reporting currency. A significant portion of revenues, expenses, assets and liabilities are denominated in US dollars, the global character of the Company’s operations has increased dramatically following the divestiture of the diagnostics business, and the majority of the companies with which we compete report their financial results in US dollars; consequently, we believe that investors will gain a better understanding of our operating results when they are presented in US dollars. We will continue to report our financial results for fiscal 2007 in accordance with Canadian GAAP; however, beginning this quarter, we are providing a reconciliation of our net income under Canadian GAAP to that which we would report under US GAAP.

When there is a change in reporting currency, Canadian accounting standards require that financial statements for previous years be presented using a translation method that retains the Canadian dollar as the currency of measurement. For comparative purposes, we have prepared US dollar historical financial statements by translating the previously reported Canadian dollar amounts using the following methods and exchange rates:

Revenues, expenses, and cash flows - translated into US dollars using the weighted-average exchange rate for the applicable quarters.

Assets and liabilities - translated into US dollars using the exchange rate in effect at the end of the applicable period.

Share capital - share capital as at October 31, 2001 was translated into US dollars using the exchange rate in effect on that date. Subsequent share capital transactions were translated into US dollars using the exchange rate in effect when the transaction occurred.

Retained earnings - retained earnings as at October 31, 2001 was translated into US dollars using the exchange rate in effect on that date. Net income transactions for the period from November 1, 2001 to October 31, 2006 were translated into US dollars as described above. Other transactions affecting retained earnings, principally as a result of dividend payments and share repurchases, were translated into US dollars using the exchange in effect when the transaction occurred.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Strategic initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus. During fiscal 2006, we completed a number of transactions in pursuit of this renewed focus, culminating in the announcement on October 5, 2006 of the sale of our remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for gross proceeds of CDN$1.3 billion, which includes amounts ultimately paid to holders of minority interests in these businesses.

On February 26, 2007, we announced the closing of this transaction. Under the terms of the final agreements, MDS received net cash proceeds (after expenses and taxes) of CDN$1.0 billion and a CDN$75 million promissory note due in 2009. After paying costs of the transaction, taxes, and distributions to our minority partners in these businesses, we expect to report a gain of approximately US$0.8 billion in our second quarter.

Also on February 26, 2007, and coinciding with the completion of the sale of the diagnostics businesses, we announced the launch of a substantial issuer bid. Under the bid, we are proposing to repurchase up to CDN$500 million of our Common shares (US$425 million). We expect this bid to close in early April.

In our September 2005 announcement, we reconfirmed our commitment to focus on building our life sciences businesses. On January 29, 2007, we announced our intention to acquire Molecular Devices Corporation (MDC), a leading provider of high-performance measurement tools for high-content screening, cellular analysis, and biochemical testing, in a $615 million cash transaction. Under this agreement, MDS proposes to acquire all of the Common shares of MDC for $35.50 per share. The Boards of Directors of both companies unanimously approved the merger agreement and we commenced a cash tender offer for all of the outstanding shares of MDC on February 13, 2007.

This strategic acquisition marks a significant expansion for MDS. By acquiring Sunnyvale, California-based MDC, with its strong brand recognition and leading edge products and capabilities, MDS will strengthen its leadership position as one of the top global providers of life sciences solutions. We will now offer systems that provide high-content screening, and cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic, and government institutions.

Upon completion of this acquisition, we plan to establish a new business unit, led by the current President of MDS Sciex, Andy Boorn that will combine the MDC and MDS Sciex businesses. This combined organization will have more than 1,100 employees, including over 250 scientists and engineers.

We expect to close this transaction in the second quarter and we will begin integration activities as soon as the transaction closes.

MDS Inc.
Consolidated operating highlights
			% Change
	2007	2006	Reported	Organic
Net revenues	$250	$242	3%	4%

Operating income	$3	$23	(87%)
Adjustments:
Restructuring charges	13	1
Gain on sale of investment	(2)	-
Mark-to-market on interest rate swaps	1	1
Adjusted operating income	15	25	(40%)
Depreciation and amortization	17	13
Adjusted EBITDA	$32	$38	(16%)	(2%)

Adjusted EBITDA margin	13%	16%

Consolidated revenue for the first quarter of 2007 was up 3% to $250 million compared to $242 million last year. Strong growth in MDS Pharma Services, driven by growth in its late-stage businesses, offset a decline in revenues from MDS Nordion in the quarter compared to the first quarter of 2006. On an organic basis, revenues grew by 4%, driven particularly by 7% growth in MDS Pharma Services. Revenues from MDS Sciex grew 4% organically, and MDS Nordion was down 3% organically but excluding the impact of unusual market conditions in the first quarter of 2006 MDS Nordion revenues grew 8% organically.

Adjusted EBITDA of $32 million was down 16% from last year and down 2% on an organic basis. Adjusted EBITDA was impacted by the non-recurring isotopes revenues earned last year and continued costs in MDS Pharma Services related to the self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004 (the Retrospective Review). While we suspended this review at the end of the quarter in response to actions taken by the US Food and Drug Administration (FDA), costs incurred in the first quarter of 2007 totalled
$4 million compared to $5 million in the same quarter last year.

Adjustments reported for the quarter include restructuring costs totaling $13 million, of which $8 million relates to ongoing profit improvement initiatives in MDS Pharma Services. Other restructuring costs amounting to $5 million were incurred in the quarter as we neared completion of the transition of our information technology infrastructure and support to a new provider. Other adjusting items included a $2 million gain realized on the sale of our debt interest in Hemosol Corp. and a $1 million mark-to-market loss on deemed ineffective interest rate swaps.

Selling, general, and administration (SG&A) expenses for the quarter totalled $53 million and 21% of revenues compared to $48 million and 20% last year.

We spent $13 million on R&D activities in the first quarter this year and last and we expensed $5 million in the first quarter for both years.

Consolidated depreciation and amortization expense increased $4 million compared to last year. The increase is principally related to depreciation on our expanded pre-clinical facility in Lyon, France, our new US central laboratory, and our new manufacturing facility in Singapore. Capital expenditures for the quarter were $8 million. In the first quarter of fiscal 2006, we reported capital expenditures of $22 million, reflecting spending on new facilities in MDS Pharma Services and expenditures related to the MAPLE facility.

Results from discontinued operations for this year include only the results of our remaining Canadian diagnostics businesses, as all other discontinued business were sold or closed during 2006. The first quarter results from discontinued operations for 2006 include these businesses, along with the results of our other discontinued business and include the after-tax gain resulting from the sale of our interest in Source.

Reported earnings per share were $0.10 for the quarter, compared to $0.33 in 2006. Adjusted earnings per share from continuing operations for the quarter were $0.05 compared to $0.14 earned in the same period last year. Earnings per share from discontinued operations were $0.12 compared to $0.23. Adjusted earnings per share for the two periods were as follows:

	2007	2006
Basic and diluted EPS from continuing operations - as reported	$(0.02)	$0.10
Adjusted for:
Restructuring charges	0.08	0.01
Loss (gain) on sale of long-term investment	(0.01)	0.01
Tax rate changes	-	0.02
Adjusted EPS	$0.05	$0.14

MDS Pharma Services
Financial Highlights
	2007		2006		% Change
	$	%	$	%	Reported	Organic
Early-stage	66	55	67	60	(1%)	(4%)
Late-stage	55	45	44	40	25%	23%
Net revenues	121	100	111	100	9%	7%
Cost of revenues	(88)	(73)	(80)	(72)
Selling, general, and administration	(32)	(27)	(28)	(25)
Depreciation and amortization	(9)	(7)	(7)	(6)
Restructuring charges	(8)	(7)	1	-
Operating income (loss)	(16)	(14)	(3)	(3)	(433%)
Adjustment:
Restructuring charges	8	7	(1)	-
Adjusted operating income	(8)	(7)	(4)	(3)
Depreciation and amortization	9	7	7	6
Adjusted EBITDA	1	-	3	3	(67%)	(49%)

Capital expenditures	2		7

A stronger Euro this year compared to 2006 caused revenues for MDS Pharma Services to grow 9% on a reported basis and 7% on an organic basis. Organic growth was driven by continued strong results in preclinical discovery and our late-stage businesses, which were up 6% and 25%, respectively. Both global clinical development and global central labs services businesses contributed to the strong revenue growth for late-stage. Revenues from our bioanalytical business were lower for the first quarter of 2007 than for the same period in 2006, which is attributable to continuing negative results from our Montreal-area facilities. Early-clinical revenues were also down in the quarter and we noted a fall in demand immediately after the January 10, 2007 letter issued by the FDA.

Our late-stage businesses continued to grow their backlog and account for most of the growth in our reported balance, although we have seen some renewed growth in backlog for our early-stage businesses this quarter. Our average monthly pharmaceutical research backlog continues to expand and averaged $450 million for the first quarter of 2007, an increase of approximately 22% when compared to the average for the first quarter of fiscal 2006. It is also up 5% sequentially from the fourth quarter last year.

Fiscal 2005 - Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 - Quarter 1	450

Reported and adjusted EBITDA were impacted by decreased profits in our bioanalytical and early clinical research businesses.

Capital expenditures in the pharmaceutical services segment were $2 million compared to
$7 million last year. Expenditures in 2006 related to an ongoing expansion in Lyon, as well as an expansion of the Skeletech site in Bothell that had been planned at the time of the acquisition.

Profit improvement initiatives
We remain focused on taking action to position MDS Pharma Services for continued growth and improved and sustainable operating profitability as we move forward. Over the past several quarters, we implemented a number of steps designed to focus on MDS Pharma Services’ core competencies and strengthen the business:

▪	Appointment of David Spaight as President of MDS Pharma Services
▪	Strengthening our senior management team with new global leaders in preclinical discovery, early clinical research, bioanalytical, global clinical development, and global central labs
▪
Expansion of our early clinical research capacity in Lincoln (50 beds), expansion of capacity in our pre-clinical testing business in Lyon, and beginning the expansion of our Phoenix early clinical research capacity (300 beds)

▪	Selling or closing a number of our smaller, less profitable pre-clinical business lines and sites including, Munich, Geneva, Taipei, Tampa, Blainville, Bothell and Lincoln
▪	Stringent management of hiring and discretionary spending
▪	Enhanced management review and reporting processes
▪	More selective business development activities, particularly in our late-stage businesses
▪	Introduction of LeanSigma as a primary tool to facilitate continuous improvement.

During the first quarter of 2007 we continued implementing our operating improvement plan with the closure of our early clinical research facility in New Orleans, the sale of the local portion of our Spanish clinical development business located in Madrid, and completion of negotiations for the February sale of our phase 1 facility in Hamburg, Germany. These operations were not profitable and were not considered to be of strategic importance.

As a result of these activities, we have streamlined our workforce with a personnel reduction of 8% since the end of the second quarter of 2006, with the majority of the reduction occurring in the last six months.

We have reported losses totalling $8 million related to these activities in the first quarter, all of which are reported as restructuring charges.

Additional operating improvement initiatives are currently under evaluation, and we expect to implement these initiatives in the coming months. We currently expect to announce further workforce reductions and site rationalizations as we continue to align our global footprint and cost structure with our business outlook, particularly in our bioanalytical business. We currently expect to record additional restructuring charges in the second quarter of 2007 totalling $20 to $25 million related to these initiatives.

FDA review of bioanalytical operations

We are continuing to work to address FDA issues related to bioanalytical operations in our St. Laurent and Blainville, Canada facilities. Our other lines of business and other sites where bioanalytical work is conducted are not the subjects of the FDA review described below. These other lines of business and sites are subject to routine FDA inspections and we have no indication that the FDA has any concerns with respect to these operations.

In October 2006, we met with the FDA regarding the status of the Retrospective Review and related matters. At this meeting, and in correspondence with the FDA, MDS responded to concerns previously raised by the FDA and highlighted upgrades and enhancements to the Retrospective Review.

In January 2007, the FDA issued statements that outlined a path that will enable the Company and its clients to bring closure to issues associated with bioanalytical studies conducted in our St. Laurent and Blainville facilities. Sponsors of approved and pending generic drug submissions that contain study data produced in these facilities during the period between January 2000 to December 2004 have been asked to take one of three actions to address FDA concerns about the accuracy and validity of these bioanalytical studies: 1) repeat their bioanalytical studies; 2) re-analyze their original study samples at a different bioanalytical facility or 3) independently audit original study results. To date, nearly all of our generic customers have indicated their intention to pursue the third option and either have or are intending to commission third party study audits.

The FDA stated that it was taking this action as a precautionary measure to ensure that data submitted to the Agency and used in making approval decisions is of the highest quality. At the same time, the FDA made it clear that the adverse event surveillance-monitoring program has not detected any signals or any evidence that any of the drugs involved pose a safety or lack of efficacy risk. The FDA also made it clear that it does not have any evidence that there are problems with the quality, purity, or potency of the affected drug products.

During the first quarter of fiscal 2007 we continued to expend effort and resources in conducting the Retrospective Review, incurring direct costs of $4 million, of which $3 million is included in MDS Pharma Services’ results and $1 million is recorded in our Corporate segment. These amounts include direct labour, consulting costs, and the cost of related customer accommodations. In the first quarter of 2006, we incurred review costs totalling $5 million, all of which was recorded by MDS Pharma Services. Based on the FDA’s new direction, MDS terminated the Retrospective Review in January 2007 and re-directed efforts to support clients with independent audit activities. Work completed as part of the Retrospective Review is being used, where applicable, to facilitate independent audit reviews.

The FDA has identified 217 generic drug applications as being subject to the new requirements. This total is made up of 140 approved and 77 pending applications. As of February 28, 2007, independent study audits supporting approximately 20% of these applications had been completed. We currently estimate that the reviews of generic drug files will be completed within calendar 2007. We have been advised that, to date, three generic drug applications have received FDA approval based on third party audits.

In addition to generic studies, the FDA has requested information regarding submitted applications for innovative drugs that contain data from bioanalytical studies conducted from January 2000 to December 2004 in our St. Laurent and Blainville facilities. It is not yet clear what work, if any, the FDA will require with respect to this study category. The number of such studies that may contain data from these facilities is not currently estimatable but is expected to be substantially less than the corresponding number of generic bioequivalency studies.

Since receipt of the first FDA letter, we have worked closely with our clients to keep them informed of our ongoing discussions with the FDA. We have worked especially closely with clients who have had bioanalytical data produced in our St. Laurent and Blainville facilities questioned by the FDA by prioritizing study reviews to correspond with their priorities.

Bioequivalence work for our generic customers has suffered a significant decline over the period in which we have been addressing the FDA issues. Our early clinical research business has continued to experience a noticeable decline in business, generally attributable to reluctance by certain of our generic customers to place work in the St. Laurent clinic while the review is underway.

Full and complete resolution of the FDA issues remains a key focus for MDS Pharma Services and MDS. We remain committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and to assist them while they complete the study audits mandated by the FDA in a satisfactory manner.

The Company is currently assessing the financial impact of addressing the FDA’s new requirements, including the cost of customer accommodations. We are working closely with study sponsors and currently expect to be in a position to record a provision for customer accommodations and related costs in our second quarter. We are not able to estimate the full extent or cost of the effort required to satisfy the FDA and related client obligations, if any. There can be no assurance at this time that the study audits will be acceptable to the FDA or that the FDA will not require additional work. We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS Nordion
Financial Highlights
	2007		2006		% Change
	$	%	$	%	Reported	Organic
Net revenues	67	100	70	100	(4%)	(3%)
Cost of revenues	(34)	(51)	(34)	(49)
Selling, general, and administration	(11)	(17)	(11)	(16)
Research and development	(1)	(1)	(1)	(1)
Depreciation and amortization	(3)	(4)	(3)	(4)
Operating income	18	27	21	30
Depreciation and amortization	3	4	3	4
Adjusted EBITDA	21	31	24	34	(12%)	(5%)

Capital expenditures	1		10

Our isotopes business fell 4% year-over-year on a reported basis, due to difficult comparison to unusually strong results in the first quarter of 2006. The 2006 results were driven by very strong sales of medical isotopes during a period when a major competitor announced a voluntary recall of its products used primarily for cardiac imaging. Their facility was out of production for most of the first two quarters of 2006 and we estimate that approximately $7 million of high-margin revenues were realized in the quarter. Excluding the impact of this on 2006, revenues were up 8% organically.

Revenues from cobalt sterilization were strong this quarter and results from radiotherapeutics were also up due in particular to strong sales of Therasphere® and FDG (Glucotrace™), an imaging agent used in PET scans.

Adjusted EBITDA margin for the quarter was 31%, down slightly from last year on lower medical isotope revenues. SG&A, R&D expenses and depreciation and amortization were level with the prior year. There were no adjusting items for the quarter.

Capital expenditures in the isotopes segment were $1 million, compared to $10 million last year. The expenditures last year reflected amounts spent on the MAPLE project prior to the February 2006 settlement with AECL and which were assumed by AECL as part of the MAPLE settlement in the second quarter last year.

During the quarter, we announced that we have extended the clinical trial for Therasphere to Europe and India.

MDS Sciex
Financial Highlights
	2007		2006		% Change
	$	%	$	%	Reported	Organic
Net revenues	62	100	61	100	2%	4%
Cost of revenues	(38)	(61)	(38)	(62)
Selling, general, and administration	(5)	(8)	(3)	(5)
Research and development	(4)	(7)	(4)	(7)
Depreciation and amortization	(5)	(8)	(3)	(5)
Operating income	10	16	13	21
Depreciation and amortization	5	8	3	5
Adjusted EBITDA	15	24	16	26	(6%)	8%

Capital expenditures	3		1

Our instruments business grew 2% as reported and 4% on an organic basis. End-user revenues in the markets served by our joint ventures grew 10% in the quarter. Growth remains strong in Europe and in the small molecule and applied markets. Our QStar™, 4000Qtrap™, and
API 4000™ have maintained the sales momentum from 2006. The service business has developed and is showing solid growth so far this year. MDS Sciex shares in the profitability of the services business, although we do not report services revenues due to the terms of our partnership agreements. Inorganic markets were also strong in the first quarter of 2007, led by sales of our Elan DRC products.

Organic adjusted EBITDA growth was 8% compared to a strong first quarter last year, while adjusted EBITDA for the segment was $15 million compared to $16 million in the same period last year. Higher SG&A expenses in the first quarter of 2007, largely due to currency losses on long-term debt obligations, offset the impact of higher revenues. In addition, depreciation and amortization expense has increased, reflecting principally amortization of deferred development charges that began to increase late in the first quarter last year.

Capital expenditures in the instruments segment (excluding capitalized development costs) were $3 million this year compared to $1 million for 2006.

Corporate and Other
Financial Highlights
	2007	2006
	$	$
Selling, general, and administration	(5)	(6)
Restructuring charges	(5)	(2)
Other income (expense)	1	(1)
Equity earnings	-	1
Operating loss	(9)	(8)
Adjustments:
Gain on sale of investments	(2)	-
Mark-to-market adjustments	1	1
Restructuring charges	5	2
Adjusted EBITDA	(5)	(5)

Capital expenditures	2	4

Corporate SG&A expenses were $1 million lower this year compared to 2006 as we have concluded our initial SOx certification initiative and efforts to contain head office spending continued. Restructuring charges in the quarter relate to the transition of IT support and infrastructure to a new provider. These efforts were substantially completed in February 2007.

On November 3, 2006, we sold a secured debt interest in Hemosol Corp., along with an interest in related debtor-in-possession financing for combined proceeds of $14 million. We recorded a gain of $2 million as a result of this transaction, and we have treated this as an adjusting item in the quarter.

Net interest expense was $2 million compared to $1 million last year. In 2006, we capitalized
$2 million of interest expense related to the MAPLE project. Higher cash and short-term investment balances resulted in higher interest income in the first quarter of 2007 compared to the same period in 2006.

Income taxes
The income tax rate is unusual for the quarter as the majority of losses incurred in MDS Pharma Services cannot be tax-effected. The reported tax rate for 2006 of 36% approximates a normal tax rate.

Discontinued operations
The results of our discontinued businesses for the first quarter of 2007 and 2006 were as follows:

	2007	2006
Net revenues	$75	$100
Cost of revenues	(46)	(68)
Selling, general and administrative	(8)	(15)
Depreciation and amortization	-	(3)
Restructuring charges	-	(1)
Gain on sale of discontinued operations	-	24
Equity earnings	1	1
Operating income	22	38
Income taxes	(3)	(3)
Minority interest	(3)	(2)
Income from discontinued operations	$16	$33
Basic earnings per share	$0.12	$0.23

Income from discontinued operations for fiscal 2007 reflects only the results of our remaining diagnostics businesses. Results for the first quarter of 2006 included Source operations up to the sale of that business in late November 2005 and the results from our Calgary laboratory business, which was sold in April of 2006. Income from discontinued operations for 2006 also reflects the gain resulting from the sale of Source.

Liquidity and capital resources
	January 31	October 31
	2007	2006	Change
Cash, cash equivalents and short-term investments	$369	$388	(5%)
Operating working capital[1]	$119	$104	14%
Current ratio	2.0	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the first quarter, cash was utilized to pay normal year-end accruals and, as a result, cash balances are down and operating working capital has increased. The decrease in the current ratio is attributable to the classification of a portion of our long-term debt into current liabilities this period, reflecting the December 2007 repayment obligation.

Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. We have available a C$500 million, five-year committed, revolving credit facility to fund our liquidity requirements. No funds were borrowed under the facility as of January 31, 2007. On February 6, 2007 we drew C$500 million from this facility to ensure that we had adequate funds on hand to complete our planned acquisition of MDC. We have repaid this advance from the proceeds resulting from the sale of the diagnostics business.
To complete the acquisition of MDC and the substantial issuer bid, we expect to utilize the full proceeds realized from the sale of the diagnostics business and a portion of our existing cash resources. Following these transactions, we expect to have sufficient liquidity resources, including our revolving credit facility, to meet our liquidity requirements.

Cash used in financing activities (excluding discontinued operations) during the quarter was
$4 million versus $2 million last year. We made no purchases under our NCIB during the quarter.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures and operations in 2007. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations
There have been no material changes in contractual obligations since October 31, 2006, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination the fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at January 31, 2007 was a liability of $7 million. We recorded a $1 million mark-to-market loss on interest rate swaps during the first quarter of 2007.

Capitalization
	January 31	October 31
	2007	2006	Change
Long-term debt	$383	$394	(3%)
Less: cash, cash equivalents, and short-term investments	369	388	(5%)
Net debt	14	6	133%
Shareholders’ equity	1,358	1,414	(4%)
Capital employed[1]	$1,372	$1,420	(3%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $11 million due principally to revaluation of our Canadian dollar denominated long-term debt and reflecting the strength of the US dollar in the quarter. Changes in the value of the US-dollar denominated debt, which is treated as a hedge in the US net investment, are reflected in Other Comprehensive Income in the Statement of Financial Position.

US GAAP Reconciliation
Note 17 to our consolidated financial statements for the first quarter of 2007 contains a reconciliation of results reported in Canadian GAAP to the net income we would report in US GAAP. The only material reconciling item in the quarter is deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP. As these amounts are tax deductible, the net impact on report income is nil for the quarter.

Quarterly highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Jan 2007	Oct 2006	July 2006	Apr 2006
Net revenues	$1,010	$250	$260	$258	$242
Operating income (loss)	$28	$3	$18	$5	$2

Income (loss) from continuing operations	$16	$1	$14	$3	$(2)
Net income (loss)	$93	$13	$47	$19	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$0.09	$(0.02)	$0.10	$0.02	$(0.01)
Earnings (loss) per share
Basic and diluted	$0.65	$0.09	$0.33	$0.13	$0.10
(millions of US dollars, except earnings per share)
	Trailing Four Quarters	Jan 2006	Oct 2005	July 2005	Apr 2005
Net revenues	$955	$242	$257	$231	$225
Operating income (loss)	$12	$23	$(39)	$12	$16

Income (loss) from continuing operations	$(1)	$14	$(33)	$7	$11
Net income (loss)	$45	$47	$(41)	$15	$24
Earnings (loss) per share from continuing operations
Basic and diluted	$-	$0.10	$(0.23)	$0.05	$0.08
Earnings (loss) per share
Basic and diluted	$0.31	$0.33	$(0.29)	$0.10	$0.17

Items that impact the comparability of operating income include:
•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.
•	Results for the quarter ended October 31, 2005 reflect restructuring charges of $47 million and valuation provisions on certain long-term investments totalling $11 million.

Outlook
As we enter the second quarter of fiscal 2007, we believe that we now have a path forward to resolution of our FDA issues. We have completed a number of key outstanding matters, including the sale of our Canadian diagnostics business and launching a large share repurchase offer. At the end of the first quarter, we announced our intention to materially expand our instruments business with the acquisition of MDC. We have also taken steps to clarify our financial reporting and to make it more comparable to others in our sector by adopting the US dollar as our reporting currency and including US GAAP reconciliation information in the notes to our consolidated financial statements.

Our businesses are well positioned to gather momentum as the year progresses. Customer demand and market growth in all segments remains strong and both MDS Nordion and MDS Sciex have shown growth in the current quarter, taking into account the unexpected strength in the medical isotopes market in 2006. MDS Pharma Services delivered very strong growth in late-stage services and in backlog, but the FDA issue continued to impact earnings. We are confident that we now have a path forward on this matter and we are taking steps to improve the operating performance of this business.

The Molecular Devices transaction is proceeding as expected towards closure. On March 2, the waiting period for Hart Scott Rodino pre-merger clearance in the US expired. We are awaiting conclusion of regulatory approvals in other jurisdictions. The closing of the transaction remains subject to other customary conditions, including other regulatory approvals, which we anticipate will be satisfied over the next several weeks.

MDS Sciex continues to transfer production to our new Singapore facility. We expect to move production of additional lines to Singapore over the course of the year and realize cost savings as a result. We see continued market strength in most of our markets for the second quarter.

MDS Nordion has had a good start to the year and we are comfortable with the momentum entering the second quarter. The Therasphere clinical trial will drive both revenues and R&D expense in future quarters, but successful registration of this medical device is expected to enable us to expand the market for the product.

The nature of our isotope products makes them subject to considerable regulation. Ongoing interest in safety and security may impact the cost of regulatory compliance for products such as cobalt and cesium and may affect patterns of customer demand. We continue to be involved in discussions on these issues.

With the completion of the sale of our diagnostics business, we are now a focused life sciences company and we are well positioned to take advantage of the opportunities available in this industry. We have a strong balance sheet and the financial resources to pursue selected growth opportunities, including acquisitions. Our selection of appropriate opportunities to pursue will be made using a disciplined and methodical approach.

Consolidated Statements of Financial Position [unaudited]
As at January 31 with comparatives at October 31 [millions of US dollars]	2007	2006 (Revised Note 7)
Assets
Current
Cash and cash equivalents	$340	$253
Short-term investments	29	135
Accounts receivable	212	229
Unbilled revenue	138	121
Inventories	90	86
Income taxes recoverable	29	42
Prepaid expenses and other	33	21
Assets held for sale [note 7]	181	196
	1,052	1,083

Property, plant and equipment	325	339
Future tax asset	17	37
Long-term investments and other	154	170
Goodwill	413	417
Intangibles	322	338
Total assets	$2,283	$2,384

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$212	$239
Deferred revenue	109	93
Income taxes payable	9	8
Current portion of long-term debt	93	20
Liabilities related to assets held for sale [note 7]	98	114
	521	474

Long-term debt	290	374
Deferred revenue	16	17
Other long-term obligations	23	23
Future tax liabilities	75	82
	$925	$970
Shareholders’ equity
Share capital [note 5]	578	572
Retained earnings	505	495
Cumulative translation adjustment	n/a	347
Accumulated other comprehensive income [note 4]	275	n/a
	1,358	1,414
Total liabilities and shareholders’ equity	$2,283	$2,384
See accompanying notes
n/a - Not applicable. Effective November 1, 2006, certain new accounting pronouncements issued by the Canadian Institute of Chartered Accountants (CICA) were adopted by the Company (see note 3). Certain financial statement categories were rendered not applicable by these new pronouncements.

Consolidated Statements of Income
[unaudited]
	Three months ended January 31
[millions of US dollars, except per share amounts]	2007	2006 (Revised Note 7)
Net revenues	$250	$242
Cost of revenues	(160)	(152)
Selling, general and administration	(53)	(48)
Research and development [note 8]	(5)	(5)
Depreciation and amortization	(17)	(13)
Restructuring charges - net [note 9]	(13)	(1)
Other income (expense) - net [note 11]	1	(1)
Equity earnings	-	1
Operating income	3	23
Interest expense	(6)	(3)
Dividend and interest income	4	2
Income from continuing operations before income taxes	1	22
Income taxes [note 16]	(3)	(8)
Income (loss) from continuing operations	(2)	14

Income from discontinued operations - net of tax [note 7]	16	33
Net income	$14	$47
Basic and diluted earnings (loss) per share [note 10]
- from continuing operations	$(0.02)	$0.10
- from discontinued operations	0.12	0.23
Basic and diluted earnings per share	$0.10	$0.33
See accompanying notes

Consolidated Statements of retained earnings
[unaudited]
	Three months ended January 31
[millions of US dollars]	2007	2006
Retained earnings, beginning of period	$495	$385
Net income	14	47
Dividends - cash	(3)	(3)
Dividends - stock	(1)	(1)
Retained earnings, end of period	$505	$428
See accompanying notes

Consolidated Statements of Comprehensive Income
[unaudited]
[millions of US dollars]	Three months ended January 31 2007
Net income	$14
Other comprehensive income (loss) - net of income tax:
Change in unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax of $1	(6)
Reclassification of gains (losses) on derivatives designated as cash flows hedges to net income	1
Change in unrealized gains (losses) on translation of debt designated as a hedge of self-sustaining foreign operations, net of tax of $2	(11)
Change in foreign currency translation gains (losses) on self-sustaining foreign operations	16
Change in translation gains (losses) resulting from the application of US dollar reporting	(55)
(55)
Comprehensive loss	$(41)
See accompanying notes

Consolidated Statements of Cash Flows
[unaudited]
	Three months ended January 31
[millions of US dollars]	2007	2006 (Revised Note 7)
Operating activities
Net income	$14	$47
Income from discontinued operations - net of tax	16	33
Income (loss) from continuing operations	(2)	14
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations [note 13]
Items not affecting current cash flow	13	12
Changes in non-cash working capital balances relating to operations	(28)	(43)
Cash used in operating activities of continuing operations	(17)	(17)
Cash provided by operating activities of discontinued operations	16	13
	(1)	(4)
Investing activities
Increase in deferred development charges	(2)	(1)
Purchase of property, plant and equipment [note 14]	(8)	(22)
Proceeds on sale of short-term investments	126	-
Purchase of short-term investments	(22)	-
Other	12	(17)
Cash provided by (used) in investing activities of continuing operations	106	(40)
Cash provided by investing activities of discontinued operations	-	68
Financing activities
Repayment of long-term debt	(6)	-
Increase (decrease) in deferred revenue and other long-term obligations	1	(9)
Payment of cash dividends	(3)	(3)
Issuance of shares	4	10
Cash used in financing activities of continuing operations	(4)	(2)
Cash used in financing activities of discontinued operations	(2)	(7)
Effect of foreign exchange rate changes on cash and cash equivalents	(12)	9
Increase in cash and cash equivalents during the period	87	24
Cash and cash equivalents, beginning of period	253	224
Cash and cash equivalents, end of period	$340	$248
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Dollars, except where noted]

1. Basis of Presentation
These interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Company’s consolidated financial statements for the year ended October 31, 2006, except as described in Note 3. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006 and the accompanying notes on pages 32 to 63 of the Company’s annual report.

Prior year amounts have been revised to reflect the results of discontinued operations.

2. Reporting Currency
The Company has historically prepared its consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP). Effective November 1, 2006, the Company adopted the United States (US) dollar as the reporting currency for presentation of its consolidated financial statements. A significant portion of revenues, expenses and assets and liabilities are denominated in US dollars and the international focus of the Company’s sales and operations is continuing to increase; consequently, the Company believes that investors will gain a better understanding of the operating results when presented in US dollars. The Company will continue to report its financial results for fiscal 2007 in accordance with Canadian GAAP. In accordance with Canadian generally accepted accounting principles, the Company is required to restate all amounts presented in US dollars, using the current rate method whereby all revenues, expenses and cash flows for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders’ equity. The functional currency of each of the Company’s operations is unchanged. Assets and liabilities of the Company’s operations having a functional currency other than US dollars are translated into US dollars using the exchange rate in effect at the end of the period, and revenues and expenses are translated at the average rate during the period.

As a result of the change in the reporting currency, the Company has recorded a cumulative translation adjustment balance of $347 million as at October 31, 2006.

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

3. Changes in Accounting Policies
The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments - Recognition and Measurement”; 3861, Financial Instruments - Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006. The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below. The comparative interim consolidated financial statements have not been restated, except for the presentation of translation gains or losses on self-sustaining foreign operations. With the adoption of these standards, the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Comprehensive Income
Comprehensive income is composed of the Company’s net income and other comprehensive income. Other comprehensive income includes unrealized exchange gains and losses on translation of self-sustaining foreign operations, translation gains and losses resulting from the application of US dollar reporting, unrealized gains and losses on translation of debt designated as a hedge, and changes in the fair market value of derivative instruments designated as cash flow hedges, net of applicable income taxes. The components of comprehensive income are disclosed in the consolidated statement of comprehensive income.

(b) Financial Assets and Financial Liabilities
Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Short-term investments are classified as available-for-sale investments. Accounts receivable, and long-term note receivables are classified as loans and receivables. The financial instruments pledged as security on long-term debt is classified as held-to-maturity investments. Accounts payable, long-term debt and capital lease obligations have been classified as other financial liabilities, all of which are measured at amortized cost.

(c) Derivatives and Hedge Accounting
Derivatives
All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after November 1, 2003. The impact of the change in the accounting policy related to embedded derivatives was not material.

Hedge Accounting
At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Under the new standards, all derivatives are recorded at fair value.

All gains and losses from changes in the fair value of derivatives not designated as a part of a hedging relationship are recognized in the statement of income. These gains and losses are reported in other income (expense).

When derivatives are designated as hedges, the Company classifies them either as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Cash flow hedge
The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company enters into foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange exposures on anticipated sales.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income (expense).

Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income as long as the forecasted transaction is still probable of occurring and would be recognized in the statement of income in the period the hedged transaction impacts income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income. Upon adoption of the new standards, the Company recorded a net increase in derivatives assets included in accounts receivables of $1 million designated as cash flow hedges and an increase of $1 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation, reduction or disposal of the investment in the foreign operation. The adoption of the new standards resulted in the reclassification of $326 million previously recorded in the foreign currency translation adjustment account to opening accumulated comprehensive income.

Carrying value and fair value of financial assets and liabilities as at January 31, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
Held-for-trading	340	340
Held-to-maturity	38	38
Loans and receivables	260	260
Available-for-sale	29	29
Other liabilities	725	725

(d) Measurement Uncertainty
To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

4. Accumulated Other Comprehensive Income
The accumulated balances related to each component of other comprehensive income (loss), net of income taxes are as follows:

Accumulated other comprehensive income, net of income taxes
As at January 31, 2007
Unrealized gains (losses) on derivatives designated as cash flow hedges	$(5)
Unrealized gains (losses) on translation of debt designated as a hedge	105
Foreign currency translation gains (losses) on self-sustaining foreign operations	(139)
Unrealized gain on translation resulting from the application of US dollar reporting	314
Accumulated other comprehensive income balance as at January 31, 2007	$275

Income taxes liability (asset) related to the above components of accumulated other comprehensive income (loss) for unrealized gains (losses) on derivatives designated as cash flow hedges and unrealized gains (losses) on translation of debt designated as a hedge are
($1) million and $18 million respectively.

5. Share Capital and Stock Options
The following table summarizes information on share capital and stock options and related matters as at January 31, 2007:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2006	144,319	$572
Issued during the period	372	6
Balance as at January 31, 2007	144,691	$578

During the quarter, the Company did not repurchase or cancel any Common shares.
(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2006	5,850	$18.76
Activity during the period:
Granted	59	20.71
Exercised	(309)	14.36
Cancelled or forfeited	(91)	20.10
Balance as at January 31, 2007	5,509	$19.00

There were 3,938 stock options exercisable as at January 31, 2007.

6. Pending Acquisition

On January 29, 2007, MDS announced the signing of a definitive agreement to offer to purchase all of the outstanding shares of Common stock of Molecular Devices Corporation (MDC), a Delaware corporation at a price of $35.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase filed on February 13, 2007.

MDC is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. As a result of this acquisition, a new business unit will be created that will combine the MDC and MDS Sciex businesses.

The transaction, which is conditional upon certain regulatory approvals and upon MDS acquiring in excess of 50% of the fully diluted shares outstanding, is expected to close in the second quarter of 2007. The Company estimates that the total amount of funds required to purchase all 16,493,470 shares that were outstanding as of January 25, 2007 plus any stock options that have subsequently been converted to shares pursuant to the Offer and to pay related fees and expenses will be approximately $615 million.

7. Discontinued Operations

In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services in a C$1.325 billion transaction. This strategic sale is designed to shift the Company’s business focus to the global life sciences market. In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain MDS Pharma Services businesses. As a result of these actions, these businesses are classified as discontinued operations.

The results of discontinued operations in the quarter were as follows:

	Three months ended January 31
	2007	2006
Net revenues	$75	$100
Cost of revenues	(46)	(68)
Selling, general and administration	(8)	(15)
Depreciation and amortization	-	(3)
Gain on sale of discontinued operations	-	24
Restructuring charges	-	(1)
Equity earnings	1	1
Operating income	22	38
Income taxes	(3)	(3)
Minority interest - net of tax	(3)	(2)
Income from discontinued operations - net of tax	$16	$33
Basic and diluted earnings per share	$0.12	$0.23

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at January 31	As at October31
	2007	2006
Assets held for sale
Accounts receivable	$28	$31
Inventories	3	3
Prepaid expenses and other	5	3
Property, plant and equipment	24	28
Future tax asset	55	63
Long-term investments and other	13	13
Goodwill	52	54
Intangibles	1	1
Total assets held for sale	181	196
Less: Current assets held for sale[1]	(181)	(196)
Long-term assets held for sale	$-	$-

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$24	$33
Income taxes payable	1	-
Long-term debt	3	4
Other long-term obligations	6	6
Future tax liabilities	48	55
Minority interest	16	16
Total liabilities related to assets held for sale	98	114
Less: Current liabilities related to assets held for sale[1]	(98)	(114)
Long-term liabilities related to assets held for sale	$-	$-
1Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

8. Research and Development

	Three months ended January 31
	2007	2006
Gross expenditures	$13	$13
Investment tax credits	(1)	(1)
Recoveries from partners	(5)	(6)
Development costs deferred	(2)	(1)
Research and development expense	$5	$5

For the three months ended January 31, 2007, depreciation and amortization includes
$1 million (2006 - $1 million) related to equipment used for research and development.

9. Restructuring Charges
An analysis of the activity in the provision through January 31, 2007 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at January 31, 2007
		Cash	Non-cash
2005:
Workforce reductions	$34	$(30)	$(1)	$3
Equipment and other asset write-downs - adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(32)	$(16)	$3
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$3	$(2)	$-	$1
Contract cancellation charges	5	(5)	-	-
Other	5	(1)	-	4
	$13	$(8)	$-	$5
				$8

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

10. Earnings Per Share
a) Dilution

	Three months ended January 31
(number of shares in millions)	2007	2006
Weighted average number of Common shares outstanding - basic	145	143
Impact of stock options assumed exercised	-	1
Weighted average number of Common shares outstanding - diluted	145	144

b) Pro-Forma Impact of Stock-Based Compensation
Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro-forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro-forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended January 31
	2007	2006
Net income	$14	$47
Compensation expense for options granted prior to November 1, 2003	-	(1)
Net income - pro-forma	$14	$46

Pro-forma basic earnings per share	$0.10	$0.32
Pro-forma diluted earnings per share	$0.10	$0.32

During the quarter, the Company granted 59,000 options (2006 - 934,450) at an average exercise price of C$20.71 (2006 - C$19.98). These options have a fair value determined using the Black-Scholes model of C$4.40 per share (2006 - C$4.13) based on the following assumptions:

	2007	2006
Risk-free interest rate	4.0%	3.9%
Expected dividend yield	0.0%	0.7%
Expected volatility	0.22	0.23
Expected time to exercise (years)	3.25	3.25

11. Other Income (Expense) - Net
	Three months ended January 31
	2007	2006
Write-down of other long-term assets	$-	$(1)
Gain on sale of investment	2	-
Unrealized loss on interest rate swaps	(1)	-
Other income (expense) - net	$1	$(1)

12. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $1 million (2006 - $1 million).

13.  Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months ended January 31
	2007	2006
Depreciation and amortization	$17	$13
Stock option compensation	1	2
Deferred revenue	(2)	(3)
Future income taxes	(2)	(2)
Gain on sale of investment	(2)	-
Unrealized loss on interest rate swaps	1	-
Other	-	2
	$13	$12

Changes in non-cash working capital balances relating to operations include:

	Three months ended January 31
	2007	2006
Accounts receivable	$16	$36
Unbilled revenue	(16)	8
Inventories	(4)	(2)
Prepaid expenses and other	(26)	(13)
Accounts payable and deferred revenue	(10)	(77)
Income taxes	12	5
	$(28)	$(43)

14. Segmented Information

				Three months to January 31, 2007
	MDS Pharma Services	MDS Nordion	MDS Sciex	Corporate and Other	Total
Net revenues	$121	$67	$62	$-	$250
Cost of revenues	(88)	(34)	(38)	-	(160)
Selling, general and administration	(32)	(11)	(5)	(5)	(53)
Research and development	-	(1)	(4)	-	(5)
Depreciation and amortization	(9)	(3)	(5)	-	(17)
Restructuring charges - net	(8)	-	-	(5)	(13)
Other income (expense) - net	-	-	-	1	1
Equity earnings (loss)	-	-	-	-	-
Operating income (loss)	$(16)	$18	$10	$(9)	$3

Total assets	$865	$602	$162	$473	$2,102

Capital expenditures	$2	$1	$3	$2	$8

				Three months to January 31, 2006
	MDS Pharma Services	MDS Nordion	MDS Sciex	Corporate and Other	Total
Net revenues	$111	$70	$61	$-	$242
Cost of revenues	(80)	(34)	(38)	-	(152)
Selling, general and administration	(28)	(11)	(3)	(6)	(48)
Research and development	-	(1)	(4)	-	(5)
Depreciation and amortization	(7)	(3)	(3)	-	(13)
Restructuring charges - net	1	-	-	(2)	(1)
Other income (expense) - net	-	-	-	(1)	(1)
Equity earnings (loss)	-	-	-	1	1
Operating income (loss)	$(3)	$21	$13	$(8)	$23

Total assets	$732	$692	$161	$448	$2,033

Capital expenditures	$7	$10	$1	$4	$22

15. Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at January 31		As at January 31
		2007		2006
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$-	$-	$2	$5
Currency forward and option	- liabilities	$(4)	$(4)	$-	$-
Interest rate swap and option contracts		$(3)	$(3)	$(2)	$(2)

As of January 31, 2007, the Company had outstanding foreign exchange contracts and options in place to sell up to US$178 million at a weighted average exchange rate of C$1.1468 maturing over the next 12 months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

16. Income Taxes
A reconciliation of expected income taxes to reported income tax expense is provided below. Income before taxes for continuing operations for the quarter ended January 31, 2007 include losses incurred in foreign jurisdictions for which no tax effect has been recorded. As a result, income tax expense for the quarter of $3 million exceeded the amount expected based on statutory rates.

Three months ended January 31
	2007	2006
Expected income taxes expense at MDS’s 35% (2006 - 35%) statutory rate	$-	$8
Increase (decrease) to tax expense as a result of:
Impact of tax rate changes on future tax balances	-	2
Foreign tax losses not recognized	4	-
Other	(1)	(2)
Reported income tax expense	$3	$8

17.	Differences Between Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

	Three months ended January 31
	2007	2006
Net income (loss) from continuing operations in accordance with Canadian GAAP	$(2)	$14
US GAAP adjustments:
Deferred development costs	(1)	-
Reduction in income tax expense arising from GAAP adjustments	1	-
Net income (loss) from continuing operations in accordance with US GAAP	(2)	14
Income from discontinued operations in accordance with Canadian and US GAAP - net of tax	16	33
Net income in accordance with US GAAP	$14	$47

Basic and diluted earnings (loss) per share in accordance with US GAAP
- from continuing operations	$(0.02)	$0.10
- from discontinued operations	0.12	0.23
	$0.10	$0.33

18. Subsequent Events
a)
On February 26, 2007, MDS announced that it has finalized the sale of its Canadian laboratory services business, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a C$1.325 billion transaction. From the total transaction price of C$1.325 billion, MDS will realize net proceeds of approximately C$1.052 billion, comprised of C$977 million in cash and C$75 million in an unconditional note, payable in March 2009, after provision for taxes, expenses and amounts attributable to minority interests. Also on February 26, 2007 and coinciding with the completion of the sale of the diagnostics business, MDS announced the launch of a substantial issuer’s bid. Under the bid, the Company proposes to repurchase up to C$500 million of the Company’s outstanding Common shares (US$425 million). The Company expects this bid to close in early April.

b)	On February 6, 2007, the Company drew C$500 million from its five-year committed revolving credit facility.

19. Comparative Figures
All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars. Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation. In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.